Exhibit 99.10
October 18, 2006 CNN-IBN Media Interview on the Financial Performance of Wipro Limited for the
the quarter ended September 30, 2006
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
CNN-IBN
Yeah that is the big question. Deepak in fact stay with us, we have also got the Wipro management right now. We will ask the members. Wipro has come out with a stellar set of numbers. It has been a growth across the board. We are going to speak to the management now. Suresh Senapaty joined us, and Mr. Senapaty if you can hear me, very good morning to you. First of all congratulations on a very good performance this quarter. What does really stands out is it the improvement in pricing that you are seeing, or bigger orders coming in from your larger clients? Please tell us a few more highlights as far as your performance in Q2 is concerned?
Suresh Senapaty
I think the three main highlights would be the kind of a sequential growth that we are talking about in 11% in rupee terms for the global IT services business and also in terms of the retention of the margin despite the compensation increase and the restricted stock units that we granted, and the kind of increase we have seen in the expansion of margin we have seen in the business process outsourcing business of ours. And the fourth one is our Wipro Infotech, which is the domestic IT services business where we have got stellar growth of 36% YOY and also a margin expansion of 110%. A combination of these factors has allowed us to deliver a 41% YOY growth in revenues and 46% net income growth.
CNN-IBN
Right indeed and we have been going through those figures. Now sir coming to your guidance, you have given a guidance for the next quarter of $633 million that is what enthused most analysts and you have said that this comes in without acquisitions. A lot of your Q2 growth has come on the back, especially the operating profit growth has come on the back of the acquisition. Are you leaving a window open for even higher growth margin in Q3 going by what you are saying?
Suresh Senapaty
What we are saying is that the guidance that we have given is about 7.5% sequential growth and that compares with the guidance that we had given last time for Q2 as 7% which had two acquisitions whose revenues was not factored and which were not there in Q1 but were there in Q3. Whereas this quarter which we are giving a guidance of 7.5% is on an apple-to-apple comparison between Q2 and Q3 because there is no acquisitions that we have announced and yet to be consummated in the global IT services business. If we were to announce anything that will be an add on. So that is where we said that therefore the kind of a guidance is much superior to the guidance that we have given in the past two quarters.
CNN-IBN
Right, in fact that is really something that does stand out and you have your stock improving as a result, but Mr. Senapaty at the same time attrition that is one point that a lot of analysts are worried about. You can just share with us the kind of expressions that you are seeing in this quarter and going forward, is that also a high point of concern, because HR issues whether it is Infosys, TCS, or yourself, all IT companies that is clearly paramount at this point.

Suresh Senapaty
Yes I think generally overall in the industry the attrition rates have gone up particularly because (a) This is the time when some of the employees look forward to higher education and therefore this is seasonal you can say, plus of course the kind of the demand scenario that you are seeing. So we have notched up a bit, but compared to many others in the industry which is much much lower.
CNN-IBN
Mr. Senapaty what has been your attrition level like?
Suresh Senapaty
Last quarter was about 17.5% if you look at an annualized of the quarter, but if you look at on LTM basis, which is last twelve months basis, that is how many others gave, it is much lower. So it is only a marginal increase in Q2 versus Q1, but as you know we have given a compensation increase in 1st September and we are going to give another compensation increase for offshore in 1st of November. So given the fact that our attritions are as where it is before a compensation increase has been given it is quite decent. Would we want to bring it down? Of course, and we would expect it to be better in Q3, and going forward also definitely the attention will be continued to be focused but generally an attrition rate between 12 and 15% is within a reasonable range to be able to operate this business.
CNN-IBN
Right, and what about your hiring plans? Mr. Senapaty in fact the IT sector has turned out to be one of the biggest employers in the private sector really, for the quarter are you upping your hiring plans as well given the kind of volume of business that you are seeing coming in?
Suresh Senapaty
From about 2600 we have increased to about 4700 so far as Q2 is concerned compared to Q1. Again, in their own respective quarters they have been higher. As you know our guidance is very robust and more and more of it would be through a volume growth and there is a bias on wanting to make it more and more offshore centric as apposed to onsite centric, so therefore there will be we wanting to ramp up more and more by head count increases and therefore there will be more and more hiring. Though we do not give a specific guidance vis-à-vis what would it be in Q3 and Q4, it is fair to assume that bulk of the growth that we are planning for will be through volume and that will result in head count addition.
CNN-IBN
Right, Mr. Senapaty, thank you so much for joining us. There you heard it from the Wipro management. So while attrition is a point of concern that it must be said it is a point of concern for all IT companies. They have given a stellar set of numbers and more importantly the guidance and you are seeing the stock ramping up and the markets as well. And that is it on First Say. We leave you with the Sensex is much better shaped going into the wane and let us see if it hits 13,000? That is it on the bulletin.

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